January 24, 2018

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sanchez Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 27, 2017

Dear Mr. Skinner:

Set forth below is the response of Sanchez Energy Corporation, a Delaware corporation (“Sanchez,” “we,” “us,” “our” or the “Company”), to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by telephone conversation on January 17, 2018, with respect to (i) the Staff’s letter, dated December 15, 2017, regarding among other things our Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and (ii) the Company’s response letter, dated December 22, 2017, regarding the same.  For your convenience, the Company has summarized the oral comment provided by the Staff in bold below, and set forth below the comment is the Company’s response.

Form 10-K; Business, page 3; Core Properties, page 7

1.                                      The Staff is in receipt of the Company’s response to comment number 1 of the Staff’s letter dated December 15, 2017, including the Company’s proposed disclosure regarding its drilling locations in future SEC filings.  Please update your proposed disclosure to disclose other reserve categories represented by the drilling locations you propose to identify in addition to those you propose to identify as representing proved undeveloped reserves in this portion of the Form 10-K.

Response:

The Company proposes to update the relevant disclosure in a manner similar to the following in reports going forward:

We and our predecessor entities have a long history in the Eagle Ford Shale, where, as of December 31, 2017, we have assembled approximately [__] gross leasehold acres (approximately [__] net) and have over [__] gross ([__] net) specifically identified drilling locations for potential future drilling.  As of December 31, 2017, approximately [__] of these drilling locations represented proved undeveloped reserves.  These locations were developed using existing

Securities and Exchange Commission

Sanchez Energy Corporation

January 24, 2018

geologic and engineering data.  The additional [__] drilling locations are specifically identified non-proven locations that have been identified by our management team. Although these [__] additional non-proven locations are determined using the same geologic and engineering methodology of location determination as those locations to which proved reserves are attributed, they fail to satisfy all criteria for proven reserves for reasons such as development timing, economic viability at SEC pricing, and production volume certainty. In evaluating and determining those locations, we also considered the availability of local infrastructure, drilling support assets, property restrictions and state and local regulations.  The locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors, and may differ from the locations currently identified.  See Item 1A. Risk Factors — “Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.”

[Signature page to follow.]

Securities and Exchange Commission

Sanchez Energy Corporation

January 24, 2018

Signature Page

If you have any questions or comments concerning this response, please call Christopher D. Heinson, our Senior Vice President and Chief Operating Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:	/s/ Christopher D. Heinson
Christopher D. Heinson Senior Vice President and Chief Operating Officer

cc:                          Howard J. Thill, Sanchez Energy Corporation

Kirsten A. Hink, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP